UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

1.	Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX) 2025 Integrated Report “Integrated Report 2025”, discussing Cemex’s business, strategic priorities, and other relevant topics.

Cemex’s 2025 Integrated Report “Integrated Report 2025” is also publicly available on Cemex’s corporate website at the following link: http://www.cemex.com/en/integrated-report-2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date:	April 27, 2026	By:	/s/ Jaime Martínez Merla
Name: Jaime Martínez Merla
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX) 2025 Integrated Report “Integrated Report 2025”, discussing Cemex’s business, strategic priorities, and other relevant topics.

Cemex’s 2025 Integrated Report “Integrated Report 2025” is also publicly available on Cemex’s corporate website at the following link: http://www.cemex.com/en/integrated-report-2025

4